FOR IMMEDIATE RELEASE	TSX:SLW
March 31, 2014	NYSE:SLW

SILVER WHEATON PROVIDES DETAILS OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS, FILES FORM 40-F AND
EXTENDS NON-REVOLVING TERM LOAN

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company’s 2013 audited financial statements, along with its Form 40-F, are also available on the Company’s website at www.silverwheaton.com.

Shareholders may also receive a copy of Silver Wheaton's audited financial statements, without charge, upon request to Silver Wheaton's Investor Relations Department, Suite 3150, 666 Burrard St., Vancouver, British Columbia, Canada V6C 2X8 or to info@silverwheaton.com.

Annual and Special Meeting of Shareholders

Silver Wheaton will hold its Annual and Special Meeting of Shareholders in the Mackenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, Canada, on Friday May 9, 2014, at 1:00 p.m. Pacific Time.

A live audio webcast of the Annual Meeting of Shareholders will be available at www.silverwheaton.com and will also be archived for later access.

Extension of Non-Revolving Term Loan

In accordance with the provisions of the Company’s US$1 billion non-revolving term loan (“NRT Loan”), Silver Wheaton has extended the term of the NRT Loan by one year to May 28, 2017. As of December 31, 2013, Silver Wheaton had $1 billion outstanding under the NRT Loan.

Appointment of Senior Vice President, Investor Relations

Silver Wheaton is pleased to announce the appointment of Mr. Patrick Drouin as Senior Vice President, Investor Relations, effective March 20, 2014. Mr. Drouin joined the Company in 2012 as Vice President, Investor Relations bringing 11 years of experience in the financial industry coupled with an MBA and Masters degree in geology.

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2014 annual attributable production is approximately 36 million silver equivalent ounces1, including 155,000 ounces of gold. By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces1, including 250,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo and Sudbury mines.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2014 and 2018 attributable annual production), costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com

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1 Silver equivalent production forecast assumes a gold/silver ratio of 60:1.